Form 52-110F2
Disclosure by Venture Issuers

1. The Audit Committee’s Charter

The following is the text of Biomass Secure Power Inc. (the “Company’s”) audit committee charter:

CHARTER - AUDIT COMMITTEE

Committee Role

The committee's role is to act on behalf of the board of directors and oversee all material aspects of the company's reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the board. The audit committee's role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on company processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the committee responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and, (6) funding for the outside auditor and any outside advisors engagement by the audit committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

Committee Membership

The committee shall consist of the entire board directors. The committee shall have access to its own counsel and other advisors at the committee's sole discretion.

Committee Operating Principles

The committee shall fulfill its responsibilities within the context of the following overriding principles:

(1)       Communications - The chairperson and others on the committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the committee's knowledge of relevant current and prospective business issues.

(2)       Committee Education/Orientation - The committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the company. Additionally, individual committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which the company operates.

(3)       Annual Plan - The committee, with input from management and other key committee advisors, shall develop an annual plan responsive to the "primary committee responsibilities" detailed herein. The annual plan shall be reviewed and approved by the full board.

(4)       Meeting Agenda - Committee meeting agendas shall be the responsibility of the committee chairperson, with input from committee members. It is expected that the chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

(5)       Committee Expectations and Information Needs - The committee shall communicate committee expectations and the nature, timing, and extent of committee information needs to management, internal audit, and external parties, including external auditors. Written materials. including key performance indicators and measures related to key business and financial risks, shall be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume board members have reviewed written materials in sufficient depth to participate in committee/board dialogue.

(6)       External Resources -The committee shall be authorized to access internal and external resources, as the committee requires, to carry out its responsibilities.

(7)       Committee Meeting Attendees - The committee shall request members of management, counsel, internal audit, and external auditors, as applicable, to participate in committee meetings, as necessary, to carry out the committee responsibilities. Periodically and at least annually, the committee shall meet in private session with only the committee members. It shall be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the audit committee or committee chairperson with or without management attendance. In any case, the committee shall meet in executive session separately with internal and external auditors, at least annually.

(8)       Reporting to the Board of Directors - The committee, through the committee chairperson, shall report periodically, as deemed necessary, but at least semi-annually, to the full board. In addition, summarized minutes from committee meetings, separately identifying monitoring activities from approvals, shall be available to each board member at least one week prior to the subsequent board of directors meeting.

(9)       Committee Self Assessment - The committee shall review, discuss, and assess its own performance as well as the committee role and responsibilities, seeking input from senior management, the full board, and others. Changes in role and/or responsibilities, if any, shall be recommended to the full board for approval.

Meeting Frequency

The committee shall meet at least three times quarterly. Additional meetings shall be scheduled as considered necessary by the committee or chairperson,

Reporting to Shareholders

The committee shall make available to shareholders a summary report on the scope of its activities. This may be identical to the report that appears in the company's annual report.

Committee's Relationship with External and Internal Auditors

(1)       The external auditors, in their capacity as independent public accountants, shall be responsible to the board of directors and the audit committee as representatives of the shareholders.

(2)       As the external auditors review financial reports, they will be reporting to the audit committee. They shall report all relevant issues to the committee responsive to agreed-on committee expectations. In executing its oversight role, the board or committee should review the work of external auditors.

(3)       The committee shall annually review the performance (effectiveness, objectivity, and independence) of the external and internal auditors. The committee shall ensure receipt of a formal written statement from the external auditors consistent with standards set by the Independent Standards Board and the Securities and Exchange Commission. Additionally, the committee shall discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the committee is not satisfied with the auditors' assurances of independence, it shall take or recommend to the full board appropriate action to ensure the independence of the external auditor.

(4)       The internal audit function shall be responsible to the board of directors through the committee.

(5)       If either the internal or the external auditors identify significant issues relative to the overall board responsibility that have been communicated to management but, in their judgment, have not been adequately addressed, they should communicate these issues to the committee chairperson.

(6)       Changes in the directors of internal audit or corporate compliance shall be subject to committee approval.

Primary Committee Responsibilities

Monitor Financial Reporting and Risk Control Related Matters

The committee should review and assess:

(1)       Risk Management - The company's business risk management process, including the adequacy of the company's overall control environment and controls in selected areas representing significant financial and business risk.

(2)       Annual Reports and Other Major Regulatory Filings - All major financial reports in advance of filings or distribution.

(3)       Internal Controls and Regulatory Compliance - The company's system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations, and noncompliance with the corporate code of conduct.

(4)       Internal Audit Responsibilities - The annual audit plan and the process used to develop the plan. Status of activities, significant findings, recommendations, and management's response

(5)       Regulatory Examinations - SEC inquiries and the results of examinations by other regulatory authorities in terms of important findings, recommendations, and management's response.

(6)       External Audit Responsibilities - Auditor independence and the overall scope and focus of the annual/interim audit, including the scope and level of involvement with unaudited quarterly or other interim-period information.

(7)       Financial Reporting and Controls - Key financial statement issues and risks, their impact or potential effect on reported financial information, the processes used by management to address such matters, related auditor views, and the basis for audit conclusions. Important conclusions on interim and/or year-end audit work in advance of the public release of financials.

(8)       Auditor Recommendations - Important internal and external auditor recommendations on financial reporting, controls, other matters, and management's response. The views of management and auditors on the overall quality of annual and interim financial reporting.

The committee should review, assess, and approve:

(1)       The code of ethical conduct,

(2)       Changes in important accounting principles and the application thereof in both interim in and annual financial reports.

(3)       Significant conflicts of interest and related-party transactions.

(4)       External auditor performance and changes in external audit firm (subject to ratification by the full board).

(5)       Internal auditor performance and changes in internal audit leadership and/or key financial management.

(6)       Procedures for whistle blowers.

(7)       Pre-approve allowable services to be provided by the auditor.

(8)       Retention of complaints

2. Composition of the Audit Committee

The Company does not have a standing audit committee at the present time. The audit committee is comprised of the board of directors (the “Board”).

The Board consists of four directors: Slawomir Kownacki, James Carroll, George Pappas, and Andrew H. Burns.

The Board has determined that Slawomir Kownacki qualifies as an “independent” director. The Board has considered the definition of “independent” in section 1.4 of National Instrument 52-110 Audit Committee (“NI 52-110”) and determined that Mr. Kownacki has no relationship with the issuer that could be reasonably expected to interfere with his exercise of independent judgment.

The Board considers James Carroll, George Pappas, and Andrew H. Burns to be not “independent” as they are also officers of the Company.

All board members are financially literate.

3. Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

James Carroll - President, Chief Executive Officer, Chief Financial Officer, and Director

Since January, 2007, Mr. James Carroll has been Chief Executive Officer, Chief Financial Officer, and a Director of the Company. Mr. Carroll also served as a director of the Company from 2004 to 2005. Mr. Carroll has been self employed since 1993 operating his own mortgage brokerage business. From 1972 to 1992, Mr. Carroll worked in the banking and finance industry.

George Pappas - Vice-President, Secretary and Director

Since 1993, Mr George Pappas has been the Vice President of All-Trades Fabrication Inc. (“All‑Trades”) Through All-Trades, he has been involved in building projects for companies such as Disney, University of Southern California, and Boeing. Mr. Pappas has extensive management experience and has specialized in structural steel buildings up to three storied high and all aspects of fabrication and steel erection.

Andrew H. Burns – Vice-President and Director

Since 1990, Andrew Burns has been the President of Burns Energy Systems Ltd. (“Burns Energy”). Through Burns Energy, Mr. Burns has been involved with various industrial projects, such as the development of immersion burners with ceramic tubes, small bore high velocity immersion burners, and submerged combustion equipment. Mr. Burns is currently working on a large pelletizing project in Russia with EPS Inc. Mr. Burns is developing the furnace that will be used in the pelletizing process. Mr. Burns has published papers in various periodicals and books, and presented technical papers at various conferences.

Slawomir Kownacki - Director

Mr. Kownacki has twelve years in the software development industry ranging from small stand alone applications and websites to fully developed databases driven by windows and web applications. Mr. Kownacki has developed and implemented a security integration system for a major Las Vegas hotel chain.

In their positions with the Company and other public and private companies, the members of the Audit Committee have been responsible for receiving information relating to other companies and obtaining an understanding of the balance sheet, income statements and statements of cash flows and assessing the financial condition of companies and their operating results.

Each member has an understanding of the business of the Corporation and has an appreciation of the financial issues and accounting principles that are relevant in assessing the Corporation’s financial disclosures and internal control systems.

4. Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, no recommendation of the Audit Committee to nominate or compensate an external auditor was not adopted by the Board.

5. Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of National Instrument 52-110 Audit Committee (“NI 52-110”) (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

6. Pre-Approval Policies and Procedures

The Company does not use BDO Canada LLP (“BDO”), for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to the Company’s financial statements, are provided internally or by other service providers. The Company does not engage BDO to provide compliance outsourcing services.

The Board pre-approves all services provided by the independent auditors. All of the above services and fees were reviewed and approved by the directors before the respective services were rendered.

The Board has considered the nature and amount of fees billed by BDO and believe that the provision of services for activities unrelated to the audit is compatible with maintaining BDO’s independence.

7. External Auditor Service Fees (By Category)

The following table sets forth the fees billed to the Company for professional services rendered by BDO, the Company’s independent registered public accounting firm, for the years ended June 30, 2010 and 2009:

Fees	2010	2009
Audit Fees	$10,000	$10,000
Audit Related Fees	0	0
Tax Fees	0	0
Other Fees	0	0
Total Fees	$10,000	$10,000

8. Exemption

The Corporation is a “venture issuer” as defined in MI 52-110 and is relying on the exemption contained in section 6.1 of NI 52-110, which exempts it from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.